Exhibit 99.1

Santiago, 18 de Enero de 2017

Señor

Eric Parrado Herrera,

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial relativo a

contratos con partes relacionadas

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer, 17 de enero de 2017, el directorio de Banco Santander – Chile, aprobó la celebración de operaciones con partes relacionadas, correspondientes a los siguientes contratos:

Con la sociedad Isban, contratos de prestación de servicios tecnológicos para el desarrollo de los siguientes Proyectos: a) Costumer Journey Financiamiento Pyme; b) Wallet Solución Corporativa; y c) Controles de Calidad de datos del MIS.

Con relación a estas operaciones, los directores titulares del Banco, asistentes a la reunión, señores Vittorio Corbo Lioi, quien presidió la reunión, y señores Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Marco Colodro Hadjes, Juan Pedro Santa María Pérez, Orlando Poblete Iturrate, Ana Dorrego de Carlos y Andreu Plaza López y la directora suplente Blanca Bustamante, manifestaron la conveniencia para el Banco en la contratación de los servicios señalados, ajustándose las operaciones aprobadas en precios, términos y condiciones a los que prevalecen en el mercado, de acuerdo también con el informe contenido en la sesión de fecha 16 de enero de 2016, del Comité de Directores y Auditoría del Banco.

Saluda atentamente a usted,

Claudio Melandri Hinojosa

Gerente General

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores

Santiago, January 18, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event- Related party contracts

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046,we report that in ordinary session on January 17, 2017, the Board of Banco Santander - Chile approved the following contracts with related parties:

With the company Isban, contracts of technological services for the development of the following projects: a) Costumer Journey Pyme Financing; b) Corporate Wallet Solution; and c) MIS Data Quality Controls.

With regard to these operations, the Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, and the other directors attending the meeting Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres , Marco Colodro Hadjes, Juan Pedro Santa Maria Pérez, Orlando Poblete Iturrate, Ana Dorrego de Carlos and Andreu Plaza López and alternate director Blanca Bustamante, expressed the approval for the Bank in hiring the services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, in accordance with the report contained in the session dated January 16, 2016, of the Audit Committee of the Bank.

Sincerely,

CLAUDIO MELANDRI HINOJOSA

GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.

Bolsas de Valores